As filed with the Securities and Exchange Commission, April 26, 2017

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 2
 to
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

The Swiss Helvetia Fund, Inc.
(Name of Subject Company (Issuer))

The Swiss Helvetia Fund, Inc.
(Name of Filing Person (Offeror))

COMMON STOCK,
$0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

870875101
(CUSIP Number of Class of Securities)

Carin F. Muhlbaum Schroder Investment Management North America Inc. 7 Bryant Park, 17th Floor New York, New York 10018 (800) 730-2932	With a copy to: Nicole M. Runyan, Esq. Brad A. Green, Esq. Proskauer Rose LLP Eleven Times Square New York, New York 10036 (212) 969-3000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

Calculation of Filing Fee

Transaction Valuation $34,876,897(a)	Amount of Filing Fee $4,042.23(b)

(a)
Estimated for purposes of calculating the amount of the filing fee only. Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the Transaction Value was calculated by multiplying 2,812,653 shares of common stock of the Fund (approximately 10% of the total number of shares outstanding on March 21, 2017) by $12.40 (98% of the net asset value per share of $12.65 as of the close of regular trading on the New York Stock Exchange on March 21, 2017).

(b)	Calculated at $115.90 per $1,000,000 of the Transaction Valuation.

[X]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	$4,042.23	Filing Party:	The Swiss Helvetia Fund, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	March 28, 2017

[ ]	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introductory Statement

This Amendment No. 2 (the "Amendment") hereby amends and supplements the Issuer Tender Offer Statement on Schedule TO initially filed by The Swiss Helvetia Fund, Inc., a closed-end management investment company organized under the laws of the state of Delaware (the "Fund"), with the Securities and Exchange Commission (the "SEC") on March 28, 2017, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on April 25, 2017 (as amended hereby, the "Schedule TO"). The Schedule TO relates to an offer by the Fund to purchase up to 2,812,653 of its issued and outstanding shares of common stock, par value $0.001 per share, at a price equal to 98% of the net asset value per share (the "Offer"), determined as of the close of the regular trading session of the New York Stock Exchange on April 25, 2017, the business day immediately following the day the Offer expired, to the seller in cash, less any applicable withholding taxes and without interest. The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 28, 2017, and the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.

This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9 and Item 11.

The information in the Offer to Purchase and the related Letter of Transmittal, previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

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Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented to add the following:

On April 26, 2017, the Fund issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., New York City time, on April 24, 2017. A copy of the press release is filed as Exhibit (a)(5)(iv) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

See Exhibit Index immediately following the signature page.

Item 13. Information Required by Schedule 13E-3.

Not applicable.
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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE SWISS HELVETIA FUND, INC.

By:	/s/ Mark A. Hemenetz
Name: Mark A. Hemenetz
Title: President

Dated: April 26, 2017
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Exhibit Index

(a)(1)(i)	Offer to Purchase, dated March 28, 2017.*
(a)(1)(ii)	Form of Letter of Transmittal (Including IRS Form W-9 and the instructions included therewith).*
(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Letter to Stockholders of the Fund, dated March 28, 2017.*
(a)(2)	Not applicable.
(a)(5)(i)	Press Release issued by the Fund, dated March 22, 2017.*
(a)(5)(ii)	Press Release issued by the Fund, dated March 28, 2017.*
(a)(5)(iii)	Press Release issued by the Fund, dated April 25, 2017.**
(a)(5)(iv)	Press Release issued by the Fund, dated April 26, 2017.***
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed as an exhibit to the Fund's Tender Offer Statement on Schedule TO filed with the SEC on March 28, 2017.

**	Previously filed as Exhibit (a)(5)(iii) to Amendment No. 1 to the Fund's Tender Offer Statement on Schedule TO filed with the SEC on April 25, 2017.

***	Filed herewith.

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